SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 9

ENERGY PARTNERS, LTD.
(Name of Subject Company)

ENERGY PARTNERS, LTD.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

John H. Peper
Executive Vice President,
General Counsel and Corporate Secretary
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170
(504) 569-1875

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq. John Schuster, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Richard D. Katcher, Esq. Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 (this "Amendment") amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on September 14, 2006, as amended by Amendments 1, 2, 3, 4, 5, 6, 7 and 8 (as so amended, the "Schedule 14D-9"), by Energy Partners, Ltd., a Delaware corporation (the "Company" or "EPL").

The purpose of this amendment is to amend and supplement Items 8 and 9 of the Schedule 14D-9. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 8.  Additional Information

On November 6, 2006, EPL sent a letter to ATS. A copy of the letter is attached as Exhibit (a)(15) and incorporated by reference herein.

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:

(a)(15)	Letter to ATS, Inc., dated November 6, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENERGY PARTNERS, LTD.

By: /s/ John H. Peper________________
Name: John H. Peper
Title: Executive Vice President, General
Counsel and Corporate Secretary

Dated: November 6, 2006

Exhibit (a)(15)

November 6, 2006

Via facsimile (61-8-9325-8178)
Mr. Don Voelte, Managing Director & CEO
Woodside Petroleum Ltd.
Woodside Plaza, 240 St Georges Terrace
Perth, Western Australia, 6000

Dear Mr. Voelte:

We are in receipt of your letter of November 2, 2006. Candidly, the rhetoric in that letter, while perhaps self satisfying, is neither correct nor constructive.

As we have said from the outset, we are committed to a full and thorough exploration of alternatives to maximize value for our stockholders.

We will furnish ATS with confidential information on a basis consistent with our Board of Directors' responsibility to ensure a fair and thorough process for our stockholders.
We would require, in turn, that you set aside your unrealistic self-imposed deadline of November 17, 2006, as it is clearly incompatible with such a process.

Our advisors will be in touch with you shortly to discuss mutually acceptable terms for your participation in the process.

Sincerely,

/s/ Richard A. Bachmann
Richard A. Bachmann
Chairman and Chief Executive Officer